Filed by Coca-Cola Enterprises Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Coca-Cola Enterprises Inc.
Commission File No.: 001-09300

2020 VISION

ROADMAP FOR WINNING TOGETHER: TCCC & OUR BOTTLING PARTNERS

Our Mission

To refresh the world...

Inspire moments of optimism and happiness...

Create value and make a difference.

Our Vision	Our Goals	Our System Priorities – Consumer / Customer and Commercial / Franchise	Our Metrics
PROFIT	More than double system revenue while increasing system margins.	**Maximize Company and bottler long-term cash flow:** • Boost system investment in sales and market execution. • Operate the lowest cost manufacturing and logistics in every market, while maintaining our quality standards • Use our size and expertise to create economies of scale.	• Total shareowner return • Economic profit growth • System cash flow
PEOPLE	Be a great place to work.	**Attract, engage and retain the best talent:** • Increase people's system knowledge and cross-system movement. • Inspire our people to be passionate ambassadors for our brands. • Recruit, develop and advance women and achieve true diversity.	• Engagement • Employer of choice • Workplace rights • Diversity • Retention
PORTFOLIO	More than double our servings to over 3 billion a day. Be #1 in NARTD business in every market and every category that's of value to us.	**Develop and deploy the world's most innovative and effective marketing.** **Win with Coca-Cola:** • Accelerate growth of Trademark Coca-Cola, the epicenter of our business. • Act now to ensure the next generation of youth falls in love with Coca-Cola. **Aggressively increase the value of our portfolio:** • Acquire or develop scalable, innovative premium brands. • Bring innovations to the market faster. • Satisfy the needs of older consumers with the right brands and marketing. • Together with our bottlers, use new technologies to reinvent our fountain business. • Ensure that our products are always the 'gold standard' for quality.	• Volume & value share • Servings growth • Brand health • Category ranking • # of new billion dollar brands • Commercialization: - Percentage - Speed - Longevity • Quality index
PARTNERS	Be the most preferred and trusted beverage partner.	**Think and act like an integrated global enterprise while intensifying our local focus.** **Become a critical part of our customer's growth strategies:** • Align our franchise structure to create unsurpassed value for our customers. • Focus on selling and merchandising; be flexible on delivery method. **Win at the point of sale:** • Anticipate and serve local tastes, traditions and needs, providing outlets with products and communications tailored to their specific shoppers. • Expand immediate consumption investment.	• Customer relationship health • Retail sales growth • Shopping trips with a Company product • Immediate consumption growth
PLANET	Global leadership in sustainable water use. Industry leadership in packaging, energy and climate protection	**Create competitive advantage by fulfilling our Live Positively commitments:** • Community • Marketplace (beverage benefits and active, healthy living) • Workplace • Environment (climate packaging and water)	• Reputation tracking • Environmental performance • Safety record
PRODUCTIVITY	Manage people, time and money for greatest effectiveness.	**Design and Implement the most effective and efficient business system:** • Redirect resources to drive profitable growth. • Standardize and simplify our business processes, data and IT systems. • Create a competitive cost advantage across the entire supply chain. • Build a continuous improvement and cost management culture. • Minimize our energy use.	• Market-driven spending levels • Supply chain costs • Overhead per unit • Total energy use

OUR WINNING CULTURE: LIVE OUR VALUES · FOCUS ON THE MARKET · WORK SMART · ACT LIKE OWNERS · BE THE BRAND

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction and required shareowner approval, the Company will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the shareowners of the Company after the registration statement is declared effective. The registration statement has not yet become effective.

SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareowners may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the Company at the SEC's web site at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company's internet website at www.cokecce.com under the tab "Investor Relations" or by contacting the Investor Relations Department of Coca-Cola Enterprises at 770-989-3246.

PARTICIPANTS IN THE SOLICITATION

The Company and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction. Information regarding the interests of such directors and executive officers was included in the Company's Proxy Statement for its 2009 Annual Meeting of Shareowners filed with the SEC March 3, 2009 and a Form 8-K filed on December 18, 2009 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC's web site at www.sec.gov and from the Company on its web site or by contacting the Shareowner Relations Department at the telephone numbers above.